Exhibit 8.1

List of significant subsidiaries of ReNew Global Energy plc as of March 31, 2022

S.No.	Subsidiary name	Jurisdiction of incorporation
1.	ReNew Power Private Limited	India

2.	ReNew Solar Power Private Limited	India

3.	ReNew Services Private Limited	India